77D.
CHANGE TO INVESTMENT POLICIES REGARDING FUTURES
The Board of Directors has authorized the Fund to enter into futures contracts as a technique to manage the duration of the Fund's investment portfolio, The aggregate market value of the futures contracts held by the Fund for duration management and other permitted purposes will not exceed 35% of the Fund's total assets. The Fund will not use futures contracts for speculative purposes.The Fund may experience a loss if it employs a futures strategy relating to a specific security or a market index and that security or index moves in the opposite direction from what the investment manager anticipated. The use of futures also entails additional expenses, which could reduce any benefit or increase any loss to the Fund from using futures. The Fund operates pursuant to a claim of exclusion from the definition of the term "commodity pool operator' under the Commodity Exchange Act, as amended, and therefore is not subject to registration or regulation as a commodity pool operator under the Commodity Exchange Act.